Exhibit 17.1

RESIGNATION

I, Kevin Frost, the President and a director of Filtering Associates, Inc., a Nevada corporation, hereby tender and submit my resignation as President and a director, such resignations to be effective upon this 18th day of December 2006.

/s/ Kevin Frost
Kevin Frost